SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: January 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

CGI completes the purchase of 100 million of its shares
from BCE

Montreal, Quebec – January 12, 2006 – CGI Group Inc. (TSX: GIB.SV.A; NYSE: GIB) and BCE Inc. (TSX, NYSE: BCE) today announced that they have finalized the transaction previously announced on December 16, 2005 whereby CGI would purchase for cancellation 100 million of its class A subordinate shares currently held by BCE at a price of $8.5923 per share. The purchase price is equal to the volume-weighted average price of the class A subordinate shares on the Toronto Stock Exchange for the 20 trading days preceding December 16, 2005. CGI has financed the acquisition price of $859,230,000 through cash on hand and utilization of its credit facilities.

Further to today’s closing of the transaction, CGI has 297,006,088 class A subordinate shares and 33,772,168 class B shares outstanding. BCE, together with a wholly-owned subsidiary, owns 28,296,525 class A subordinate shares. These 28,296,525 class A subordinate shares represent approximately 9.5% of the outstanding class A subordinate shares, 8.6% of the outstanding class A subordinate shares and class B shares on a combined basis and 4.5% of the voting rights attaching to the outstanding class A subordinate shares and class B shares on an aggregate basis.

The disposition of BCE’s stake in CGI is one further result of BCE’s continuing review of its asset base. BCE has determined that it is no longer strategically essential for BCE to hold an investment in CGI given that the focus of Bell Canada, a wholly-owned subsidiary of BCE, is on providing network-centric managed services and applications.

BCE and CGI have agreed that their ongoing relationship can be secured through their existing commercial agreements which have been extended until the year 2016. The extension of these agreements reinforces the relationship between BCE and CGI as it provides important sources of recurring revenue for both parties.

CGI’s current $800 million bank facilities have been successfully increased through a bank syndicate by $200 million to stand at $1 billion. André Imbeau, Executive Vice-President and Chief Financial Officer of CGI said: “With our current unused credit facilities combined with our cash generation capacity, we maintain our flexibility to support our future growth, while impacting positively our earnings per share. Investing in CGI is the best use of our financial resources.”

Following the expiration of a 120-day standstill period from the date hereof, BCE intends to dispose of its remaining 28,296,525 class A subordinate shares in an orderly fashion, with a view to maximizing value for BCE shareholders. BCE has no current intention to acquire additional securities of CGI. However, BCE reserves the right to change its plans and intentions with respect to CGI at any time and BCE may, from time to time, sell or acquire class A subordinate shares (or other securities of CGI) in public or private transactions, subject to the above-mentioned standstill.

As part of this transaction, Michael Sabia, President and Chief Executive Officer of BCE, as well as Lawson Hunter, Executive Vice-President of BCE, have resigned from CGI’s board of directors. In addition, the shareholders’ agreement dated July 24, 2003 among CGI, BCE and a wholly-owned subsidiary of BCE was terminated as part of the transaction.

About CGI

Founded in 1976, CGI is the 8th largest independent IT services company in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in the United States, Europe, India and Canada. CGI’s annual revenue is currently CDN$3.7 billion (US$3.0 billion) and at September 30, 2005, CGI’s order backlog was CDN$12.9 billion (US$11.1 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

About BCE

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

BCE Forward- Looking Statements

Certain statements made in this news release, including statements relating to BCE’s intentions with respect to the disposition of its remaining shares of CGI or the acquisition of additional shares of CGI, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Factors that could cause results or events to differ materially from current expectations include, among other things, the market price for the shares of CGI and BCE’s future corporate objectives and strategies, and the timing of their implementation.

The forward-looking statements contained in this news release represent our expectations as of January 12, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CGI Forward- Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s 2005 Annual Report or 2005 Form 40-F filed with the SEC, the Company’s 2005 Annual Information Form and in the Company’s MD&A for the fourth quarter of 2005 filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Contact Information:

Pierre Leclerc BCE Media Relations 1000 de la Gauchetière St. West Suite 3700 Montreal, Québec H3B 4Y7 (514) 391-2007 1-877-391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos BCE Investor Relations 1000 de la Gauchetière St. West Suite 3700 Montreal, Québec H3B 4Y7 (514) 870-4619 thane.fotopoulos@bell.ca

Lorne Gorber Vice-President, Investor Relations CGI (514) 841-3355 lorne.gorber@cgi.com	Ronald White Director, Investor Relations CGI (514) 841-3230 ronald.white@cgi.com

Eileen Murphy Director, Media Relations CGI (514) 841-3430 eileen.murphy@cgi.com

Early Warning Report

(relating to CGI Group Inc.)

This report is made pursuant to:
National Instrument 62-103
Subsection 111(2) of the Securities Act (British Columbia)
Subsection 141(2) of the Securities Act (Alberta)
Subsection 110(2) of the Securities Act, 1988 (Saskatchewan)
Subsection 92(2) of the Securities Act (Manitoba)
Subsection 101(2) of the Securities Act (Ontario)
Section 147.12 of the Securities Act (Québec)
Subsection 107(2) of the Securities Act (Nova Scotia)
Subsection 102(2) of the Securities Act (Newfoundland)

(a)	Name and address of offeror:

BCE Inc. 1000 de la Gauchetière St. West Suite 3700 Montréal, Québec H3B 4Y7

(b)
The designation and number or principal amount of securities and the offeror’s securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On January 12, 2006, BCE Inc. (“BCE”) sold to CGI Group Inc. (“CGI”) 100,000,000 Class A Subordinate shares (the “Class A Shares”) in the share capital of CGI representing, immediately prior to the closing of the Transaction (as defined below), approximately 25.2% of the issued and outstanding Class A Shares, and approximately 23.2% of the issued and outstanding Class A Shares and Class B (Multiple Voting) shares (the “Class B Shares”) of CGI on a combined basis, at a price of $8.5923 per share for total proceeds of $859,230,000 (the “Transaction”). These 100,000,000 Class A Shares represented approximately 13.6% of the voting rights attaching to the outstanding Class A Shares and Class B Shares on an aggregate basis, immediately prior to the closing of the Transaction.

(c)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Following the closing of the Transaction, BCE and 3787877 Canada Inc., a wholly-owned subsidiary of BCE, own a total of 28,296,525 Class A Shares representing approximately 9.5% of the issued and outstanding Class A Shares, and approximately 8.6% of the issued and outstanding Class A Shares and Class B Shares on a combined basis. These 28,296,525 Class A Shares represent approximately 4.5% of the voting rights attaching to the outstanding Class A Shares and Class B Shares on an aggregate basis.

2.

Pursuant to warrants issued by CGI to BCE dated August 9, 2001 (collectively, the “Warrants”), BCE is entitled, subject to the condition precedent described below, to purchase from CGI the following amounts of Class A Shares and Class B Shares at the prices and by the expiry dates listed below:

a) 843,918 Class A Shares at $8.877 per share by June 12, 2006;

b) 30,435 Class B Shares at $8.877 per share by June 12, 2006;

c) 3,021,096 Class A Shares at $6.55 per share by April 30, 2006; and

d) 110,140 Class B Shares at $6.55 per share by April 30, 2006.

BCE’s right to exercise the Warrants is, in each case, subject to the prior exercise by third parties of similar warrants relating to Class A Shares or Class B Shares issued by CGI. BCE has undertaken that if it exercises warrants to purchase Class B Shares, BCE shall convert each such Class B Share into one Class A Share upon issuance.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

	(i)	the offeror, either alone or together with any joint actors, has ownership and control:

Refer to Item (c) above.

	(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A

	(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

(e)	Market where the transaction or occurrence took place:

The 100,000,000 Class A Shares sold by BCE were purchased by CGI pursuant to an exempted issuer bid.

(f)
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

BCE has determined that it is no longer strategically essential for BCE to hold an investment in CGI given that the focus of Bell Canada, a wholly-owned subsidiary of BCE, is on providing network-centric managed services and applications. BCE and CGI have agreed that their ongoing relationship can be secured through commercial agreements. Following the expiration of a 120-day standstill period from the date

3.

hereof, BCE intends to dispose of its remaining 28,296,525 Class A Shares in an orderly fashion, with a view to maximizing value for BCE shareholders. The disposition of BCE’s stake in CGI is one further result of BCE’s continuing review of its asset base.

In the event that BCE becomes entitled to exercise its rights to purchase Class A Shares and/or Class B Shares pursuant to the Warrants, it intends to exercise such rights, following which exercise, BCE would convert the Class B Shares to Class A Shares, and dispose of such shares so acquired and converted in an orderly fashion.

BCE has no current intention to acquire additional securities of CGI. However, BCE reserves the right to change its plans and intentions with respect to CGI at any time and BCE may, from time to time, sell or acquire Class A Shares (or other securities of CGI) in public or private transactions, subject to the above-mentioned standstill.

(g)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

On December 16, 2005, BCE and CGI entered into an agreement (the “Share Purchase Agreement”), wherein it was agreed that on the Closing Date (as defined in the Share Purchase Agreement), CGI would acquire 100,000,000 Class A Shares from BCE at a price of $8.5923 per Class A Share for a total consideration of $859,230,000.

In connection with the Transaction, BCE, 3588513 Canada Inc., a wholly-owned subsidiary of BCE, and CGI entered into an agreement dated December 16, 2005 (the “Termination Agreement”) pursuant to which they agreed that the shareholders’ agreement of July 24, 2003 among the companies would be terminated upon completion of the Transaction.

(h)	The names of any joint actors in connection with the disclosure required by this report:

Following the Transaction, 3787877 Canada Inc., a wholly-owned subsidiary of BCE, beneficially owns 8,268,125 Class A Shares and BCE beneficially owns 20,028,400 Class A Shares and the Warrants.

(i)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 in respect of the reporting issuer’s securities:

Upon closing of the transaction, BCE received an amount in cash of $8.5923 per Class A Share for a total consideration of $859,230,000. The purchase price is equal to the volume-weighted average price of the Class A Shares for the 20 trading days preceding December 16, 2005 on the Toronto Stock Exchange.

4.

The information above updates the information with respect to numbers of Class A Shares held by BCE and its direct or indirect subsidiaries and information relating to agreements with respect to the acquisition, holding, disposition or voting of securities of CGI provided in early warning reports dated January 22, 1998, March 3, 1999, June 3, 1999, October 12, 1999, July 28, 2003 and March 23, 2004.

DATED the 12th day of January, 2006.

BCE INC.
By:	(signed) Patricia A. Olah

Patricia A. Olah Corporate Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: January 12, 2006